

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2011

Via U.S. Mail
Mr. Paul Sarjeant
President and Chief Executive Officer
Grandview Gold Inc.
360 Bay Street, Suite 500
Toronto, Ontario, Canada M5H 2V6

> **Re: Grandview Gold Inc.**
> **Form 20-F for Fiscal Year Ended May 31, 2010**
> **Filed January 3, 2011**
> **File No. 000-51303**

Dear Mr. Sarjeant:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended May 31, 2010

Cover Page

1.   Please include your correct Commission File Number, "000-51303," on all future filings you submit.

Selected Financial Data, page 1

2.   In future filings, please provide selected historical financial data for the five most recent financial years, or explain to us why you concluded such information is not required. Refer to Item 3(A)(1) of Form 20-F, for additional guidance.

Operating and Financial Review and Prospects, page 30

3.   Explain to us how you considered providing disclosures about your critical accounting estimates pertaining to those areas of accounting that require significant estimates and assumptions of your management, where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the impact of the estimates and assumptions on financial condition or operating performance is material. Please refer to FRC 501.14 for additional guidance.

Quantitative and Qualitative Disclosures about Market Risk, page 62

4.   Please tell us how you concluded the disclosures required by Item 11 of Form 20-F were "not applicable." In responding, please provide any authoritative cites supporting your conclusion, and also correlate your rationale giving due consideration to the corresponding disclosures you included in Note 4, "Risk Factors," to your financial statements.

Controls and Procedures, page 63

5.   Please amend your filing to disclose whether any change in internal control over financial reporting occurred during the period covered by your annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 15(d) of Form 20-F, for further guidance.

Financial Statements, page 66

6.   You indicated here that "Item 18" was the financial statement item you elected to follow. However, based on your actual disclosures, it appears you elected "Item 17," which is also what you indicated on the cover page of your filing. Accordingly, please ensure future filings are revised to eliminate this disclosure inconsistency.

Engineering Comments

7.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," "calculated or other forms" of resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

        Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

8. We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

"This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

History, page 24

9. We note your disclosure regarding the tonnage and grade of a calculated resource as determined by Pure Gold Resources and Noramco in this section. With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101 (NI 43-101). Your disclosure does not confirm or deny that such information is in compliance with NI 43-101 and you may need to remove this disclosure of the related estimates. Please note NI 43-101 permits the disclosure of an historical estimate made prior to its adoption that does not comply, using the historical terminology if the following is disclosed:

- Identifies the source and state of the historical estimate;

- Comment on the relevance and reliability of the historical estimate;

- States whether the historical estimate uses categories other than those prescribed by NI 43-101; and

- Includes any more recent estimates or data as available.

Please revise your filing to comply with this guidance.

General, page 16

10.   Please insert a small-scale map showing the location and access to each material
      property, as required by Instruction 1(a) to Item 4.D of Form 20-F. If a property is not
      material, please include a statement to that effect. Please note the EDGAR program now
      accepts Adobe PDF files and digital maps, so please include these maps in any
      amendments that are uploaded to EDGAR. It is relatively easy to include automatic links
      at the appropriate locations within the document to GIF or JPEG files, which will allow
      figures and diagrams to appear in the right location when the document is viewed on the
      Internet. For more information, please consult the EDGAR manual, and if additional
      assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance
      Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.

      We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally
      require maps and drawings to comply with the following features:

      •   A legend or explanation showing, by means of pattern or symbol, every pattern or
          symbol used on the map or drawing;

      •   A graphical bar scale should be included. Additional representations of scale such as
          "one inch equals one mile" may be utilized provided the original scale of the map has
          not been altered;

      •   A north arrow;

      •   An index map showing where the property is situated in relationship to the state or
          province, etc., in which it was located;

      •   A title of the map or drawing, and the date on which it was drawn; and

      •   In the event interpretive data is submitted in conjunction with any map, the identity of
          the geologist or engineer that prepared such data.

      Any drawing should be simple enough or of sufficiently large scale to clearly show all
      features on the drawing.

Geological Setting, page 28

11.   We note your references to assays up to specific values and your reference to grab
      samples in the first and third paragraphs. When reporting the results of sampling and
      chemical analyses, please revise your disclosure to address each of the following
      regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume;

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight;

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results;

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from;"

- Eliminate statements containing grade and/or sample-width ranges;

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples;

- Generally, use tables to improve readability of sample and drilling data;

- Soil samples may be disclosed as a weighted average value over an area;

- Refrain from reporting single soil sample values;

- Convert all ppb quantities to ppm quantities for disclosure; and

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, if you have questions on the engineering comments. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief